THE SECURITIES ARE BEING OFFERED UNDER SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

LOST SPIRITS DISTILLERY, INC.

SUBSCRIPTION AGREEMENT

The undersigned ("Investor") understands that Lost Spirits Distillery, Inc., a Delaware corporation ("Company"), is offering up to 877,049 shares of the Company's common stock, par value $0.0001 per share ("Securities") in a Regulation Crowdfunding offering (the "Offering"). The Offering is being made under a Form C as the same may be amended from time to time ("Form C"). Investor further understands that the Offering is being made under Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act and without registration of the Securities under the Act.

1.   Subscription and Joinder Agreement. Subject to the terms of this Subscription Agreement (the "Agreement") and the provisions of the Form C, the Investor subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4. Investor understands that upon delivery of this Agreement to the Company, the Agreement is irrevocable unless the Company determines, in its sole discretion, to reject the subscription. Investor acknowledges that the Securities will be subject to restrictions on transfer as set forth in this Agreement. Upon the Company's acceptance of the subscription evidenced by this Agreement, Investor will become a party to that certain Stockholder Agreement dated as of January 21, 2020, as the same may be amended from time to time ("Stockholder Agreement"), as a Stockholder (as defined in the Stockholder Agreement). The Company has provided Investor a copy of the Stockholder Agreement.

2.   Acceptance of Subscription and Issuance of Securities. The Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason or for no reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to Investor. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3.   Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place electronically by the exchange of documents as of the date the Company signs this Agreement. As of the Closing, the Investor's representations and warranties set forth in Section 5 below shall be true and correct in all material respects.

4.   Payment for Securities. Payment for the Securities shall be made on the date of this Agreement in the amount as set forth on the signature page hereto. At the Closing, Investor shall receive notice and evidence of the entry of the number of the Securities owned by Investor reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Act.

5.   Representations and Warranties of Investor. Investor hereby represents and warrants to and covenants with the Company:

(a)   Investor has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Agreement and the Stockholder Agreement and to perform all the obligations required to be performed by the Investor, and such purchase will not contravene any law, rule or regulation binding on Investor or any investment guideline or restriction applicable to the Investor.

(b)   Investor is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

(c)   Investor will comply with all applicable laws and regulations in effect in any jurisdiction in which Investor purchases the Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Investor is subject or in which the Investor makes such purchase, and the Company shall have no responsibility therefor.

(d)   Including the amount set forth on the signature page hereto, in the past 12-month period, Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(e)   Investor has received and reviewed a copy of the Form C and the Stockholder Agreement. With respect to information provided by the Company, Investor has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

(f)   Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Agreement. Investor represents that it is able to bear any and all loss associated with an investment in the Securities.

(g)   Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company or its affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company or any its affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company nor any of its affiliates is acting or has acted as an advisor to Investor in deciding to invest in the Securities. Investor acknowledges that neither the Company nor any of its affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining Investor's authority or suitability to invest in the Securities.

(h)   Investor is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. Investor has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(i)   Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to Investor.

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(j)   Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(k)   Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, Investor is not relying on the advice or recommendations of the Company, and Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for Investor.

(l)   Investor has such knowledge, skill and experience in business, financial and investment matters that Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of Investor's own professional advisors, to the extent Investor has deemed appropriate, Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Agreement. Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and Investor is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(m)   Investor is acquiring the Securities solely for Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. Investor understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Investor and of the other representations made by Investor in this Agreement. Investor understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Act and the rules of the U.S. Securities and Exchange Commission (the ("SEC") provide in substance that Investor may dispose of the Securities only under an effective registration statement under the Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. Investor understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales under the Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, Investor understands Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

(o)   Investor agrees Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except under Section 227.501 of Regulation Crowdfunding.

6.   Irrevocable Proxy.

(a)   On and after the date of the Closing, the Investor hereby appoints, and shall appoint in the future upon request, the CEO of the Company, with full power of substitution, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities issued

3

under this Agreement as the holders of a majority of such class of shares vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor under this Section 6(a) are coupled with an interest, and such proxy and power will be irrevocable and shall be valid for longer than three years. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding shares issued under this Agreement. The CEO is an intended third-party beneficiary of the terms of this Section 6, and has the right, power and authority to enforce the provisions hereof as though he were a party hereto.

(b)   Other than with respect to the gross negligence or willful misconduct of the CEO, in his capacity as the Investor's true and lawful proxy and attorney under Section 6(a) (the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Investor pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Investor otherwise exist against the Proxy. The Investor shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Investor pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; *provided,* if any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy shall reimburse the Investor the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Amount). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Investor or otherwise. The Investor acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument. A decision, act, consent or instruction of the Proxy constitutes a decision of the Investor and is final, binding and conclusive upon the Investor. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Investor. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

7.   Special Purpose Vehicle. Investor agrees to take any and all actions determined by the Company's Board of Directors in good faith to be advisable to reorganize this Agreement and any Securities issued under the terms of this Agreement into a special-purpose vehicle or other entity designed to aggregate the interests of holders of the Securities under this Offering.

8.   Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months after the sale of the Securities under this Agreement that Securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase the Securities from Investor for the greater of (i) the Purchase Price and (ii) the fair market value of the Securities, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, if an Equity Financing (as defined below) occurs within

72202463.1

three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Securities Investor would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Securities by the Financing Price (as defined below) and is referred to as the "Aggregate Value"), the Company shall pay to Investor an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event (each, as defined below).

For the purposes of this Section 8, the following terms shall have the meanings set forth below:

"Change of Control" means (i) a transaction or series of related transactions in which any person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Change of Control or initial public offering), whether voluntary or involuntary.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells securities at a fixed pre-money valuation.

"Financing Price" means the price per share or conversion price of one security issued to the investors investing new money in the Company in connection with the initial closing of an Equity Financing.

9.   Waiver, Amendment. Neither this Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

10.   Assignability. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or Investor without the prior written consent of the other party.

11.   Waiver of Jury Trial. INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

12.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the Investor ("Proceedings"), Investor irrevocably submits

to the jurisdiction of the federal or state courts located in the Delaware which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

13.   Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to conflict of law principles thereof.

14.   Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

15.   Counterparts. This Agreement may be executed in multiple counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

16.   Notices. All notices and other communications shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the addresses set forth on the signature page hereto (or such other address as either party shall have specified by notice in writing to the other).

17.   Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

18.   Survival. All representations, warranties and covenants contained in this Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of Investor and (iii) the death or disability of Investor.

19.   Notification of Changes. Investor covenants and agrees to notify the Company upon the occurrence of any event prior to the Closing, which would cause any representation, warranty, or covenant of Investor contained in this Agreement to be false or incorrect.

20.   Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[Signature Page Follows]

72202463.1

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:
Lost Spirits Distillery INC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ____________________

SUBSCRIBER:

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

State of Residency: [STATE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

SIGNATURE PAGE
TO
SUBSCRIPTION AGREEMENT

LOST SPIRITS DISTILLERY, INC.

STOCKHOLDER AGREEMENT

TABLE OF CONTENTS

1. Voting Provisions Regarding the Board 1

    1.1 Size of the Board 1

    1.2 Board Composition 1

    1.3 Failure to Designate a Board Member 2

    1.4 Removal of Board Members 2

    1.5 No Liability for Election of Recommended Directors 2

    1.6 Budget and Operating Plan 3

    1.7 Matters Requiring Approval of the Board 3

2. Agreement Among the Company and the Stockholders 3

    2.1 Right of First Refusal 3

    2.2 Right of Co-Sale 4

    2.3 Effect of Failure to Comply 5

    2.4 Exempt Transfers 6

3. Drag-Along Right 7

    3.1 Definitions 7

    3.2 Actions to be Taken 7

    3.3 Conditions 8

    3.4 Restrictions on Sales of Control of the Company 9

4. Rights to Future Stock Issuances 9

    4.1 Right of First Offer 9

    4.2 Termination 10

5. Remedies 10

    5.1 Covenants of the Company 10

    5.2 Irrevocable Proxy and Power of Attorney 10

    5.3 Specific Enforcement 11

    5.4 Remedies Cumulative 11

71503177.7

6. "Bad Actor" Matters. 11

    6.1 Definitions 11

    6.2 Representations 11

    6.3 Covenants 12

7. Lock-Up 12

    7.1 Agreement to Lock-Up 12

    7.2 Stop Transfer Instructions 13

8. Term 13

9. Miscellaneous 13

    9.1 Additional Parties 13

    9.2 Transfers 13

    9.3 Successors and Assigns 13

    9.4 Governing Law 13

    9.5 Counterparts 14

    9.6 Titles and Subtitles 14

    9.7 Notices 14

    9.8 Consent Required to Amend, Modify, Terminate or Waive 14

    9.9 Delays or Omissions 15

    9.10   Severability 15

    9.11   Entire Agreement 15

    9.12   Share Certificate Legend 15

    9.13   Stock Splits, Stock Dividends, etc. 16

    9.14   Irrevocable Proxy and Power of Attorney 16

    9.15   Manner of Voting 16

    9.16   Further Assurances 16

    9.17   Dispute Resolution 16

    9.18   Costs of Enforcement 17

71503177.7

9.19   **Aggregation of Stock** 17

<u>Schedule A</u>   -   Stockholders

<u>Schedule B</u>   -   Definitions

<u>Exhibit A</u>   -   Adoption Agreement

71503177.7

STOCKHOLDER AGREEMENT

THIS STOCKHOLDER AGREEMENT (this "**Agreement**"), is made and entered into as of [EFFECTIVE DATE] , among Lost Spirits Distillery, Inc., a Delaware corporation (the "**Company**"), each holder of the Company's Common Stock, $0.0001 par value per share, (the "**Common Stock**") listed on Schedule A (together with any subsequent holders or transferees who become parties hereto under Subsections 9.1 or 9.2 below, the "**Stockholders**"). Certain terms used in this Agreement are defined in Schedule B.

WHEREAS, the parties believe that it is in the best interests of Company and the Stockholders to provide for continuity and harmony in the management of the Company and to make provisions for future dispositions of shares of capital stock of the Company and (ii) desire to set forth in writing their respective agreements concerning the disposition of their Shares (defined below) and other matters.

NOW, THEREFORE, the parties agree as follows:

1. *Voting Provisions Regarding the Board.*

    1.1   Size of the Board. Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at seven directors. For purposes of this Agreement, the term "**Shares**" shall mean and include any securities of the Company that the holders of which are entitled to vote for members of the Company's Board of Directors ("**Board**"), including without limitation, all shares of Common Stock and all shares of preferred stock, if any, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

    1.2   Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, subject to Section 6, the following persons shall be elected to the Board:

    (a)   Up to three individuals designated from time to time by Bryan Davis and Joanne Haruta (each a "**Founder Designee**"), for so long as Bryan Davis and Joanne Haruta continue to own beneficially any shares of Common Stock, which individuals shall initially be Bryan Davis, Joanne Haruta, and Wynn Sanders;

    (b)   Up to three individuals designated from time to time by the holders of a majority of outstanding shares of the Common Stock not held by Bryan Davis or Joanne Haruta (each an "**Investor Designee**"), which individuals shall initially be Roshini Jaiswal, Todd Martin and John Berry; and

    (c)   One individual designated by Bryan Davis and subject to the approval of at least two Investor Designees, for as long as Bryan Davis or members of his immediate family continue to own or control Shares equal to at least 9.13% of the issued and outstanding shares of Common Stock (the "**Davis Designee**"), which individual shall initially be Ronald Daignault, and if Bryan Davis or members of his immediate family do not own or control Shares equal to at least 9.13% of the issued and outstanding shares of Common Stock, the Davis Designee will be determined by the majority vote of the Founder Designees and the Investor Designees.

To the extent that any of clauses (a) through (c) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Company's Certificate of Incorporation.

Each of the Founder Designees, Investors Designees, and the Davis Designee (and each of their respective replacements) are required (i) to be a stockholder, or the legal representative of a stockholder, of the Company, (ii) to have previous experience acting in a similar role, and (iii) to have skills that are strategically valuable to the Company; provided, however, the incumbent members of the Board may waive these requirements for any designee by the affirmative vote of at least two-thirds of the incumbent members of the Board.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "**Person**") shall be deemed an "**Affiliate**" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

1.3   Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible and willing to serve as provided herein and otherwise, such Board seat shall remain vacant.

1.4   Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a)   no director elected pursuant to Subsections 1.2 or 1.3 of this Agreement may be removed from office unless (i) such removal is directed or approved by the affirmative vote of the Person(s), or of the holders of at least a majority of the shares of stock, entitled under Subsection 1.2 to designate that director; or (ii) the Person(s) originally entitled to designate or approve such director pursuant to Subsection 1.2 is no longer so entitled to designate or approve such director;

(b)   any vacancies created by the resignation, removal or death of a director elected pursuant to Subsections 1.2 or 1.3 shall be filled pursuant to the provisions of this Section 1; and

(c)   upon the request of any party entitled to designate a director as provided in Subsections 1.2(a), 1.2(b), or 1.2(c) to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Section 1, and the Company agrees at the request of any Person or group entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

1.5   No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

1.6   Budget and Operating Plan. As soon as practicable, but in any event at least 30 days before the end of each fiscal year of the Company, the Board shall adopt and approve a budget ("**Budget**") and operating plan ("**Operating Plan**") for the next fiscal year. The Operating Plan shall outline the major initiatives, timing and executive responsibilities planned for the year. The Budget shall define all financial aspects of the Operating Plan, including revenue, expense, CAPEX, cash flow and debt/equity financing projections.

1.7   Matters Requiring Approval of the Board. The Company hereby covenants and agrees with each of the Stockholders that it shall not, without approval of a majority of the members of the Board:

(a)   adopt an Operating Plan and Budget or, due to material business environment changes during the year, adopt a Revised Operating Plan and Revised Budget;

(b)   make, or permit any subsidiary to make, any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company;

(c)   incur any aggregate indebtedness in excess of $250,000 that is not already included in a Budget approved by the Board, other than trade credit incurred in the ordinary course of business;

(d)   hire, terminate, or change the compensation of the executive officers, including approving any option grants or stock awards to executive officers;

(e)   adopt an equity incentive plan, or issue any shares or options to acquire shares thereunder;

(f)   change the principal business of the Company, enter new lines of business, or exit the current line of business;

(g)   sell, assign, license, pledge, or encumber material technology or intellectual property, other than licenses granted in the ordinary course of business; or

(h)   enter into any corporate strategic relationship involving a binding legal agreement; however excluding agreements which are appropriate under the normal course of executing the Operating Plan.

2.   *Agreement Among the Company and the Stockholders* .

2.1   Right of First Refusal.

(a)   Grant. Subject to the terms of Section 2.4 below, each Stockholder hereby unconditionally and irrevocably grants to the Company a right of first refusal ("**Right of First Refusal**") to purchase all or any portion of Transfer Stock that such Stockholder may propose to transfer in a Proposed Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b)   Notice. Each Stockholder proposing to make a Proposed Transfer must deliver a Proposed Transfer Notice to the Company and the other Stockholders not later than 45 days prior to the consummation of such Proposed Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Transfer, the identity of the Prospective Transferee, and the intended date of the Proposed Transfer. To exercise its Right of First Refusal under this Section 2.1, the Company must deliver a Company Notice to the selling Stockholder and the other Stockholders within 15 days after delivery of the Proposed Transfer Notice specifying the number of shares of Transfer Stock to be purchased by the Company. If there is a conflict between this Agreement and any other agreement that may have been entered into by a Stockholder with the Company that contains a preexisting right of first refusal, the Company and the Stockholder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Subsection 2.1(a) and this Subsection 2.1(b).

(c) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board and as set forth in the Company Notice. If the Company cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company may pay the cash value equivalent thereof, as determined in good faith by the Board and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company shall take place, and all payments from the Company shall have been delivered to the selling Stockholder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Transfer; and (ii) 45 days after delivery of the Proposed Transfer Notice.

2.2 Right of Co-Sale.

(a) Exercise of Right. If any Transfer Stock representing more than fifty percent (50%) of the outstanding voting power of the Company, whether in a single transaction or in a series of related transactions in which a person, or a group of related persons, subject to a Proposed Transfer proposes to transfer Shares, is not purchased pursuant to Subsection 2.1 above and thereafter is to be sold to a Prospective Transferee, each respective Stockholder may elect to exercise its right of co-sale ("**Right of Co-Sale**") and participate on a pro rata basis in the Proposed Transfer as set forth in Subsection 2.2(b) below and, subject to Subsection 2.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Stockholder who desires to exercise its Right of Co-Sale (each, a "**Participating Stockholder**") must give the selling Stockholder written notice to that effect within 15 days after the deadline for delivery of the Company Notice described above, and upon giving such notice such Participating Stockholder shall be deemed to have effectively exercised the Right of Co-Sale.

(b) Shares Includable. Each Participating Stockholder may include in the Proposed Transfer all or any part of such Participating Stockholder's Shares equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Transfer (excluding shares purchased by the Company under the Right of First Refusal) by (ii) a fraction, the numerator of which is the number of Shares owned by such Participating Stockholder immediately before consummation of the Proposed Transfer and the denominator of which is the total number of Shares owned, in the aggregate, by all Participating Stockholders immediately prior to the consummation of the Proposed Transfer, plus the number of shares of Transfer Stock held by the selling Stockholder. To the extent one or more of the Participating Stockholders exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Stock that the selling Stockholder may sell in the Proposed Transfer shall be correspondingly reduced.

(c) Purchase and Sale Agreement. The Participating Stockholders and the selling Stockholder agree that the terms and conditions of any Proposed Transfer in accordance with this Subsection 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "**Purchase and Sale Agreement**") with customary terms and provisions for such a transaction, and the Participating Stockholders and the selling Stockholder further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this <u>Subsection 2.2</u>.

(d) <u>Allocation of Consideration</u>. The aggregate consideration payable to the Participating Stockholders and the selling Stockholder shall be allocated based on the number of Shares sold to the Prospective Transferee by each Participating Stockholder and the selling Stockholder as provided in <u>Subsection 2.2(b)</u>.

(e) <u>Purchase by Selling Stockholder; Deliveries</u>. Notwithstanding <u>Subsection 2.2(c)</u> above, if any Prospective Transferee(s) refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Stockholder(s) or upon the failure to negotiate in good faith a Purchase and Sale Agreement satisfactory to the Participating Stockholders, no Stockholder may sell any Transfer Stock to such Prospective Transferee(s) unless and until, simultaneously with such sale, such Stockholder purchases all securities subject to the Right of Co-Sale from such Participating Stockholder(s) on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in <u>Subsection 2.2(d)</u>. In connection with such purchase by the selling Stockholder, such Participating Stockholder(s) shall deliver to the selling Stockholder any stock certificate or certificates, properly endorsed for transfer, representing the Shares being purchased by the selling Stockholder (or request that the Company effect such transfer in the name of the selling Stockholder). Any such shares transferred to the selling Stockholder will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Stockholder shall concurrently therewith remit or direct payment to each such Participating Stockholder the portion of the aggregate consideration to which each such Participating Investor is entitled by reason of its participation in such sale as provided in this <u>Subsection 2.2(e)</u>.

(f) <u>Additional Compliance</u>. If any Proposed Transfer is not consummated within 45 days after receipt of the Proposed Transfer Notice by the Company, the Stockholders proposing the Proposed Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this <u>Section 2</u>. The exercise or election not to exercise any right by any Stockholder hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this <u>Subsection 2.2</u>.

2.3 <u>Effect of Failure to Comply</u>.

(a) <u>Transfer Void; Equitable Relief</u>. Any Proposed Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b) <u>Violation of First Refusal Right</u>. If any Stockholder becomes obligated to sell any Transfer Stock to the Company or any Stockholder under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company or such Stockholder may, at its option, in addition to all other remedies it may have, send to such Stockholder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Stockholder (or request that the Company effect such transfer in the name of a Stockholder) on the Company's books any certificates, instruments, or book entry representing the Transfer Stock to be sold.

(c)   Violation of Co-Sale Right. If any Stockholder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "**Prohibited Transfer**"), each Participating Stockholder who desires to exercise its Right of Co-Sale under Subsection 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Stockholder to purchase from such Participating Stockholder the type and number of Shares that such Participating Stockholder would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Subsection 2.2. The sale will be made on the same terms, including, without limitation, as provided in Subsection 2.2(d), and subject to the same conditions as would have applied had the Stockholder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within 90 days after the Participating Stockholder learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Subsection 2.2. Such Stockholder shall also reimburse each Participating Stockholder for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Participating Stockholder's rights under Subsection 2.2.

2.4   Exempt Transfers.

(a)   Notwithstanding the foregoing or anything to the contrary herein, the provisions of Subsections 2.1 and 2.2 shall not apply (a) in the case of a Stockholder that is an entity, upon a transfer by such Stockholder to its stockholders, members, partners or other equity holders, (b) to a repurchase of Transfer Stock from a Stockholder by the Company at a price no greater than that originally paid by such Stockholder for such Transfer Stock and pursuant to an agreement containing vesting or repurchase provisions approved by a majority of the Board, (c) to a pledge of Transfer Stock that creates a mere security interest in the pledged Transfer Stock, provided that the pledgee thereof agrees in writing in advance to be bound by and comply with all applicable provisions of this Agreement to the same extent as if it were the Stockholder making such pledge, (d) in the case of a Stockholder that is a natural person, upon a transfer of Transfer Stock by such Stockholder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Stockholder (or his or her spouse) (all of the foregoing collectively referred to as "**family members**"), or any other person approved by the Board, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such Stockholder or any such family members, or (e) to the sale by the Stockholder of up to 5% of the Transfer Stock held by such Stockholder as of the date that such Stockholder first became party to this Agreement; provided that in the case of clause(s) (a), (c), (d), or (e), the Stockholder shall deliver prior written notice to the other Stockholders of such pledge, gift or transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Stockholder, including the obligations of a Stockholder with respect to Proposed Transfers of such Transfer Stock pursuant to Section 2; and provided further in the case of any transfer pursuant to clause (a) or (d) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

(b)   Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a "**Public Offering**").

(c)   Notwithstanding the foregoing, no Stockholder shall transfer any Transfer Stock to (a) any entity which, in the determination of the Board, directly or indirectly competes with the Company; or (b) any customer, distributor or supplier of the Company, if the Board should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.

3. ***Drag-Along Right.***

      3.1   <u>Definitions</u>. A "**Sale of the Company**" shall mean a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company.

      3.2   <u>Actions to be Taken</u>. If (i) the holders of at least a majority of the shares of Common Stock then issued and outstanding (the "**Selling Stockholders**") and (ii) the Board approve a Sale of the Company in writing, specifying that this <u>Section 3</u> shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in <u>Subsection 3.3</u> below, each Stockholder and the Company hereby agree:

      (a)   if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Company's certificate of incorporation required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

      (b)   to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Stockholders to the Person to whom the Selling Stockholders propose to sell their Shares, and, except as permitted in <u>Subsection 3.3</u> below, on the same terms and conditions as the other stockholders of the Company;

      (c)   to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Stockholders to carry out the terms and provision of this <u>Section 3</u>, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

      (d)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

      (e)   to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company or (ii); asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Selling Investors or any affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

      (f)   if the consideration to be paid in exchange for the Shares pursuant to this <u>Section 3</u> includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"), the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

      (g)   if the Selling Stockholders, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.

      3.3   Conditions. Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Subsection 3.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

      (a)   any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

      (b)   such Stockholder is not required to agree (unless such Stockholder is a Company officer or employee) to any restrictive covenant in connection with the Proposed Sale (including without limitation any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale);

      (c)   such Stockholder and its affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective affiliates, except that the Stockholder may be required to agree to terminate the investment-related documents between or among such Stockholder, the Company or other stockholders of the Company;

(d) the Stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(e) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder; and

(f) upon the consummation of the Proposed Sale (i) each holder of each class or series of the capital stock of the Company will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock,; provided, however, that, notwithstanding the foregoing provisions of this Subsection 3.3(f), if the consideration to be paid in exchange for the Shares, as applicable, pursuant to this Subsection 3.3(f) includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares.

3.4 Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Sale of the Company unless the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company's certificate of incorporation in effect immediately prior to the Sale of the Company.

4. **Rights to Future Stock Issuances**.

4.1 Right of First Offer. Subject to the terms and conditions of this Subsection 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its Affiliates and (iii) its beneficial interest holders, such as limited partners (including special purpose vehicles owned by such limited partners), members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Exchange Act, of such Major Investor ("**Investor Beneficial Owners**"); provided that each such Affiliate or Investor Beneficial Owner (x) is not a competitor of the Company, as reasonable determined by the Board in its discretion, unless such party's purchase of New Securities is otherwise consented to by the Board, (y) agrees to enter into this Agreement as a "Stockholder", and (z) agrees to purchase at least such number of New Securities as are allocable hereunder to the Major Investor holding the fewest number of Shares.

(a) The Company shall give notice (the "**Offer Notice**") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New

Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b)   By notification to the Company within five business days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Shares then held by such Major Investor bears to the total outstanding Shares. The closing of any sale pursuant to this Subsection 4.1(b) shall occur within the later of 30 days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Subsection 4.1(c).

(c)   If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Subsection 4.1(b), the Company may, during the twelve-month period following the expiration of the initial five-day period provided in Subsection 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within 30 days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Subsection 4.1.

(d)   The right of first offer in this Subsection 4.1 shall not be applicable to (i) shares of Common Stock issued by reason of a dividend, stock split, split-up or other distribution of shares of Common Stock, (ii) shares of Common Stock or options issued to employees or directors of, or consultants or advisors to, the Company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board, (iii) shares of Common Stock, options or convertible securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board, (iv) shares of Common Stock, options or convertible securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board, (v) shares of Common Stock, options or convertible securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board, or (vi) shares of Common Stock issued in a Public Offering.

4.2   Termination. The covenants set forth in Subsection 4.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the Company's first Public Offering or, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act.

5.   *Remedies*.

5.1   Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

5.2   Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the a stockholder designated by the Board, and a designee of the Selling Investors, and each of them, with full power of substitution, with respect to votes under Section 1 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of Sections 1 and 3, respectively, of this Agreement or to take any action reasonably necessary to effect Sections 1 and 3, respectively, of this Agreement. The power of attorney granted hereunder shall authorize such designee to execute and deliver the documentation referred to in Section 3.2(c) on behalf of any party failing to do so within five business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to this Section 5.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 8 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 8 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

5.3   Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged if any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

5.4   Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.   *"Bad Actor" Matters.*

6.1   Definitions. For purposes of this Agreement:

(a) **"Company Covered Person"** means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(b) **"Disqualified Designee"** means any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

(c) **"Disqualification Event"** means a "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act.

(d) **"Rule 506(d) Related Party"** means, with respect to any Person, any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) under the Securities Act.

6.2   Representations.

(a) Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such Person, any director designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable and (ii) no Disqualification Event is applicable to such Person, any Board member designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Notwithstanding anything to the contrary in this Agreement, each Investor makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Investor solely by virtue of that Person being or becoming a party to (x) this Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Investor are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to direct the disposition of, such security.

(b) The Company hereby represents and warrants to the Investors that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable.

6.3   Covenants. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee, (ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee, (iii) that if such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing if a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such Person's initial designee named in Section 1, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

7.   **Lock-Up**.

7.1   Agreement to Lock-Up. Each Stockholder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's initial Public Officer (the "**IPO**") and ending on the date specified by the Company and the managing underwriter (such period not to exceed 180 days), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports; and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto), (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares held immediately prior to the effectiveness of the registration statement for the IPO; or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Company's capital stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of the Company's capital stock or other securities, in cash or otherwise. The foregoing provisions of this Section 7 shall not apply to the sale of any Shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to the Stockholders if all officers, directors and holders of more than one percent (1%) of the outstanding Common Stock enter into similar agreements. The underwriters in connection with the IPO are intended third-party beneficiaries of this Section 7 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Stockholder further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO that are consistent with this Section 7 or that are necessary to give further effect thereto.

        7.2   Stop Transfer Instructions. To enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Shares of each Stockholder (and transferees and assignees thereof) until the end of such restricted period.

        8.   ***Term***. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first Public Offering (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with Company's certificate of incorporation, provided that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; or (c) termination of this Agreement in accordance with Subsection 9.8 below.

        9.   ***Miscellaneous***.

        9.1   Additional Parties. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Common Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of such shares become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement. In either event, each such person shall thereafter be deemed a party for all purposes under this Agreement.

        9.2   Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognition of such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Subsection 9.2. Each certificate instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Subsection 9.12.

        9.3   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

        9.4   Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

9.5   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

9.6   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

9.7   Notices.

(a)   All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or the signature pages hereto, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Subsection 9.7.

(b)   Consent to Electronic Notice. Each Stockholder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "DGCL"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address or the facsimile number set forth below such Stockholder's name on the Schedules or signature pages hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Stockholder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

9.8   Consent Required to Amend, Modify, Terminate or Waive. This Agreement may be amended, modified or terminated (other than pursuant to Section 8) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; and (b) the holders of a majority of the Shares issued and outstanding. Notwithstanding the foregoing:

(a)   this Agreement may not be amended, modified or terminated and the observance of any term of this Agreement may not be waived with respect to any Stockholder without the written consent of such Stockholder unless such amendment, modification, termination or waiver applies to all Stockholders, as the case may be, in the same fashion;

(b)   the provisions of Subsection 1.2(a) and this Subsection 9.8(b) may not be amended, modified, terminated or waived without the written consent of Bryan Davis and Joanne Haruta;

(c)   the provisions of Subsection 1.2(b) and this Subsection 9.8(c) may not be amended, modified, terminated or waived without the written consent of holders of a majority of the outstanding Shares of Common Stock (other than the Shares held by Bryan Davis and Joanne Haruta);

(d)   the provisions of Subsection 1.2(a) and this Subsection 9.8(d) may not be amended, modified, terminated or waived without the written consent of Bryan Davis; and

(e)   any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party.

The Company shall give prompt written notice of any amendment, modification, termination, or waiver hereunder to any party that did not consent in writing thereto. Any amendment, modification, termination, or waiver effected in accordance with this Subsection 9.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, modification, termination or waiver. For purposes of this Subsection 9.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

9.9   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

9.10   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

9.11   Entire Agreement. This Agreement (including the Exhibits hereto), and the Restated Certificate constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

9.12   Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

"THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A STOCKHOLDER AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT STOCKHOLDER AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Subsection 9.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office.

The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Subsection 9.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

9.13   Stock Splits, Stock Dividends, etc. In the event of any issuance of Shares or the voting securities of the Company hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Subsection 9.12.

9.14   Irrevocable Proxy and Power of Attorney. In addition to the proxy and power of attorney granted under Subsection 5.2, each Minority Investor hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the Company's Chief Executive Officer or Secretary, and each of them, with full power of substitution (the "**Appointee**"), to vote upon all of the Shares held by each Minority Investor at any and all meetings of the stockholders of the Company, whether these are annual, regular or special meetings, and for any and all purposes, so long as this irrevocable proxy remains in full force and effect. The Appointee is to have all of the powers each Minority Investor would possess if present personally or otherwise duly represented at any meetings. In addition, this irrevocable proxy entitles the Appointee to execute any consents of stockholders of the Company executed in lieu of the holding of annual, regular or special meetings of the Corporation. Each Minority Investor hereby affirms that this irrevocable proxy is coupled with an interest sufficient under the laws of the State of Delaware to support an irrevocable proxy, and each Minority Investor ratifies and confirms all that the Appointee of this irrevocable proxy may lawfully do or cause to be done by virtue of this irrevocable proxy. Each Minority Investor understands and agrees that the irrevocable proxy granted to the Appointee shall not terminate by operation of law, whether by bankruptcy, insolvency or the occurrence of any other event and that this irrevocable proxy relates to all voting rights with respect to the stock and does not relate to any other rights incident to the ownership of the stock (including, without limitation, the right of the undersigned to receive dividends and the right to receive the consideration from any sale of the stock).

9.15   Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

9.16   Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request to carry out the intent of the parties hereunder.

9.17   Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

9.18   Costs of Enforcement. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' fees.

9.19   Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Stockholder Agreement as of the date first written above.

LOST SPIRITS DISTILLERY, INC.

By: _Founder Signature_ _____

Name: Bryan Davis

Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Stockholder Agreement as of the date first written above.

STOCKHOLDER:

[*If a trust, partnership, or entity*]

Name of Stockholder:_____

By: *Investor Signature*
_____

Name: [INVESTOR NAME]_____

Title: ___[INVESTOR TITLE]_____

[*If an individual*]

Signature: *Investor Signature*
_____

Name:_____

SCHEDULE A

STOCKHOLDER

Name and Address

SCHEDULE A

DEFINITIONS

"**Company Notice**" means written notice from the Company notifying the selling Stockholders and each other Stockholder that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Transfer.

"**Major Investor**" means any Stockholder that, individually or together with such Stockholder's Investor's Affiliates, holds at least 1,000,000 Shares (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

"**Minority Investor**" means any Stockholder that, individually or together with such Stockholder's Investor's Affiliates, holds not more than 80,000 Shares (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

"**New Securities**" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

"**Proposed Transfer**" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Stockholders.

"**Proposed Transfer Notice**" means written notice from a Stockholder setting forth the terms and conditions of a Proposed Transfer.

"**Prospective Transferee**" means any person to whom a Stockholder proposes to make a Proposed Transfer.

"**Transfer Stock**" means Shares owned by a Stockholder or issued to a Stockholder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like).

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement ("**Adoption Agreement**") is executed on [EFFECTIVE DATE], by the undersigned (the "**Holder**") pursuant to the terms of that certain Stockholder Agreement dated as of [EFFECTIVE DATE] (the "**Agreement**"), among Lost Spirits Distillery, Inc., a Delaware corporation (the "**Company**"), and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

      1.1   Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "**Stock**").

      1.2   Agreement. Holder hereby (a) agrees that the Stock, and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

      1.3   Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: [INVESTOR NAME]

By: *Investor Signature*

Name and Title of Signatory

ACCEPTED AND AGREED:

LOST SPIRITS DISTILLERY, INC.

By: *Founder Signature*

Title: [FOUNDER_TITLE]